[redacted] A

03014229

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 WASH, D.C. 155 SECTION PROCESSING

SEC FILE NUMBER
8- 44348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanton Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 Annapolis Lane North
(No. and Street)

Plymouth	MN	55447
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine M. Zimmerman 763-278-4706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza 120 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RP 2/19

OATH OR AFFIRMATION

I, Catherine M. Zimmerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanton Investment Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Mary L. Hanken

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

Financial Statements as of December 31, 2002 and for the Periods from January 1, 2002 to March 13, 2002 and from March 14, 2002 to December 31, 2002, Supplemental Schedule as of December 31, 2002, Independent Auditors' Reports, and Supplemental Report on Internal Control

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

TABLE OF CONTENTS

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stanton Investment Services, Inc.

We have audited the accompanying statement of financial condition of Stanton Investment Services, Inc. (the Company), a wholly owned subsidiary of Stanton Group Holdings, Inc., as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from March 14, 2002 to December 31, 2002. We have also audited the statements of operations, changes in stockholder's equity, and cash flows for the period from January 1, 2002 to March 13, 2002 of Brenton Investments Inc. (the Predecessor Company). You are filing these financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's and the Predecessor Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2002 and the results of its operations and its cash flows for the period from March 14, 2002 to December 31, 2002 and the Predecessor Company's results of operations and cash flows for the period from January 1, 2002 to March 13, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 32,512
Due from parent (Note 4)	2,895
Prepaid expenses	15,123
Due from mutual funds and other companies	86,683
Goodwill	38,380
Furniture and fixtures	15,471
	$ 191,064

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 78,459
STOCKHOLDER'S EQUITY:	
Common stock; $ 100 par value; authorized 100,000 shares; 200 shares issued and outstanding	20,000
Additional paid-in capital	152,675
Retained deficit	(60,070)
Total stockholder's equity	112,605
	$ 191,064

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

STATEMENTS OF OPERATIONS

	Company March 14, 2002 to December 31, 2002	Predecessor Company January 1, 2002 to March 13, 2002
REVENUES -		
Principal transactions and commissions	$ 1,316,995	$ 19,780
EXPENSES:		
Compensation and benefits	622,185	
Management fee (Note 4)	352,867	
Marketing expense	53,208	
Depreciation	1,719	
General and administrative	47,086	8,678
	1,077,065	8,678
NET INCOME	$ 239,930	$ 11,102

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
PREDECESSOR COMPANY				
BALANCES AT DECEMBER 31, 2001	$ 20,000	$ 875,000	$ 2,166,573	$ 3,061,573
Net income			11,102	11,102
Dividend paid		(722,325)	(2,177,675)	(2,900,000)
BALANCES AT MARCH 13, 2002	$ 20,000	$ 152,675	$ -	$ 172,675
COMPANY				
Purchase of company on March 14, 2002	$ 20,000	$ 152,675		$ 172,675
Net income			$ 239,930	239,930
Dividend paid			(300,000)	(300,000)
BALANCES AT DECEMBER 31, 2002	$ 20,000	$ 152,675	$ (60,070)	$ 112,605

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

STATEMENTS OF CASH FLOWS

	Company March 14, 2002 to December 31, 2002	Predecessor Company January 1, 2002 to March 13, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 239,930	$ 11,102
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,719	
Changes in operating assets and liabilities:		
Due from mutual funds and other companies	(72,831)	
Due from clearing organization		30,535
Prepaid assets	(1,183)	(13,852)
Other assets	(2,895)	
Accounts payable and accrued expenses	78,459	(27,800)
Net cash provided by (used in) operating activities	243,199	(15)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of company, net of cash acquired	(52,320)	
Purchase of fixed assets	(17,190)	
Net cash used in investing activities	(69,510)	
CASH FLOWS FROM FINANCING ACTIVITIES - Dividends paid	(300,000)	(2,900,000)
DECREASE IN CASH	(126,311)	(2,900,015)
CASH AT BEGINNING OF PERIOD	158,823	3,058,838
CASH AT END OF PERIOD	$ 32,512	$ 158,823

See notes to financial statements.

STANTON INVESTMENT SERVICES, INC.
(Formerly Brenton Investments, Inc.)

NOTES TO FINANCIAL STATEMENTS
PERIODS FROM MARCH 14, 2002 TO DECEMBER 31, 2002 AND FROM JANUARY 1, 2002 TO MARCH 13, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Business - Stanton Investment Services, Inc. (the Company), formerly known as Brenton Investments, Inc. (the Predecessor Company), is a wholly owned subsidiary of Stanton Group Holdings, Inc. (the Parent). Prior to March 14, 2002, the Company was owned by Wells Fargo Bank, Iowa (the Former Parent). The Company is a privately held, registered securities broker-dealer. The Company's primary activities are retail securities brokerage, which includes the execution of transactions for customers for a fee and providing customers with investment advice with respect to securities. The Company provides these services through a group of brokers located at the Parent and other affiliate locations.

Sale of Business - On March 14, 2002, Wells Fargo Bank, Iowa (the Former Parent) sold the Predecessor Company to Stanton Group Holdings, Inc., formerly known as Searchcorporation, Inc., for $172,675. The Parent also incurred acquisition costs of $38,380. Prior to the sale, a partial liquidation dividend of $2,900,000 was paid to the Former Parent. Regulatory approval was obtained from all relevant associations and all contract stipulations have been met.

The acquisition was accounted for in accordance with the purchase method of accounting. Amounts were recorded to adjust net assets to their fair value at the purchase date. The purchase price paid exceeded the fair value of the net tangible assets of the Company and the difference was recorded as goodwill. The adjustment of assets and liabilities made in applying the purchase method of accounting, as well as the change in capital structure, result in operations for the period March 14, 2002 to December 31, 2002, which may not be comparable to the preceding period.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of approximately three months or less.

Securities Transactions - Commissions income from sales of mutual fund shares, variable annuity and variable universal life products, and the related commission and other expenses on such income are recognized when the commissions are earned.

Furniture and Fixtures - The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of 3 to 10 years.

Income Taxes - The Company has elected S Corporation status. Accordingly, no provision has been made for federal or state income taxes, since the applicable tax liability or benefit is the responsibility of the Parent.

Derivatives - The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that they have no freestanding or embedded derivatives.

Goodwill - The Company has adopted SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. Business combinations are recorded using the purchase method of accounting. The pooling of interest method of accounting is prohibited. Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability. Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing. The Company evaluated its goodwill during 2002 and determined that there was no impairment. The Predecessor Company had no goodwill or other intangible assets.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, net capital under the rule was $40,736 for a net capital ratio of 1.93 to 1 and net capital was in excess of the required minimum net capital by $35,506.

3. EXEMPTION

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

4. RELATED-PARTY TRANSACTIONS

The Company entered into a cost-sharing agreement with affiliated companies to share expenses pro-rata on office space, equipment, and services based on estimated usage.

The Company has a management agreement with an affiliate, Stanton Group, Inc., under which management fees are paid for the estimated cost of services provided to the Company. Under this agreement, Stanton Group, Inc. has agreed to provide certain staff, administrative, and facilities resources and certain financial support to the Company. During the period from March 14, 2002 through December 31, 2002, management fees of $352,867 were charged to operations and paid to Stanton Group, Inc. In addition, the Company had employee benefits and general and administrative expenses payable to Stanton Group, Inc. in the amount of $9,281 and amounts receivable from Stanton Group, Inc. of $2,895 at December 31, 2002. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Stanton Investment Services, Inc.

We have audited the accompanying financial statements of Stanton Investment Services, Inc. (the Company) as of December 31, 2002 and the period from March 14, 2002 through December 31, 2002 and have issued our report thereon dated February 21, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

Deloitte
Touche
Tohmatsu

STANTON INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$ 112.605
Deductions and/or charges:	
Nonallowable assets:	
Goodwill	38.380
Prepaid expenses	15.123
Furniture and fixtures	15.471
Due from parent	2.895
	71.869
Net capital	$ 40.736
AGGREGATE INDEBTEDNESS -	
Total liabilities from the statement of financial condition	$ 78.459
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5.230
Excess net capital	$ 35.506
Ratio: Aggregate indebtedness to net capital	1.93 to 1

There were no differences between the net capital and aggregate indebtedness under SEC Rule 15c3-1 as shown herein and with those filed by the respondent in Part II of Form X-17a-5.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Stanton Investment Services, Inc.

In planning and performing our audit of the financial statements of Stanton Investment Services, Inc. (the Company) as of December 31, 2002 and the period from March 14, 2002 through December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 21, 2003